Mail Stop 4561

May 26, 2009

William S. Sheridan
Executive Vice President and Chief Financial Officer
Sotheby's
1334 York Avenue
New York, NY 10021

   Re: **Sotheby's**
      Form 10-K For The Fiscal Year Ended December 31, 2008
      Filed February 27, 2009
      Form 10-Q For The Quarterly Period Ended March 31, 2009
      Filed May 8, 2009
      Form 8-K
      Filed March 3, 2009
      File No. 001-09750

Dear Mr. Sheridan:

   We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For The Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 7

1. Please revise the subcaptions in future filings to adequately describe the risk discussed in the risk factor, as well as how it impacts you. See Item 503(c) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q.

Item 8. Financial Statements and Supplementary Data

Note B. Summary of Significant Accounting Policies

Revenue Recognition, page 58

2.   We note in your disclosure that auction commission revenues are recognized at the time of the auction sale. Additionally, we note that private sale commissions are recognized when an agreement with the purchaser is finalized and the Company has fulfilled its obligations with respect to the transaction. Please provide us with a detailed description of the terms of these services and tell us how you considered each of the criteria of SAB Topic 13.1.A in determining when to recognize revenue and how you determine when each of the identified criteria has been met.

Note D. Receivables, page 67

3.   We note that your standard payment terms from purchasers is 30 days, although at times you provide extended payment terms to certain buyers in which the amount and length of extended payment terms vary. Tell us how you recognize revenue when an arrangement involves extended payment terms, including the accounting guidance you are relying on.

Note G. Goodwill, page 71

4.   We note in your disclosure that based on the results of your October 31, 2008 annual impairment test for goodwill, you recognized an impairment loss of $11.1 million in the fourth quarter of 2008 representing the remainder of the goodwill allocated to your Dealer segment. Considering the economic environment and the Company's significant decrease in market capitalization from the end of the third quarter to the time you filed the September 30, 2008 Form 10-Q, please tell us how your MD&A disclosures in such filing adequately addressed any known trends and uncertainties that were reasonably likely to have a material impact on your results of operations and explain further how you determined that the Company adequately addressed the potential impact of these trends on your financial position (i.e. impairment of assets such as goodwill). In this regard, tell us how you considered providing disclosure in the September 30, 2008 Form 10-Q that addressed the existence of negative factors that may have impacted the recoverability of your goodwill. In addition, tell us how you considered updating your risk factor disclosures to address the potential impairment given the significant decline in your stock price. Please Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release Nos. 33-6835 and 33-8350.

Note M. Shareholder's Equity, Dividends and Share-Based Payments, page 81

5.   We note in your disclosure that prior to vesting, holders of your Restricted Stock shares have the right to receive dividends, if any, and holder of RSU's have the right to receive dividend equivalents. Clarify whether the holders of unvested Restricted Stock shares and RSU's have nonforfeitable rights to dividends or dividend equivalents. In this regard, clarify whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to FSP EITF 03-6-1.

Item 10. Directors, Executive Officers and Corporate Governance, page 99

Incorporated by Reference to Definitive Proxy Statement Filed March 26, 2009

Corporate Governance, page 8

Ethical Conduct, page 11

6.   We note your disclosure that you have a code of ethics and that you disclose amendments or waivers by posting information concerning them on your website. In future filings, if you have elected to meet the requirements of Item 406(c) of Regulation S-K by posting the code of ethics on your website, please disclose the fact that you have posted your code of ethics on your website. See Item 406(c) of Regulation S-K.

Item 11. Executive Compensation, page 99

Incorporated by Reference to Definitive Proxy Statement Filed March 26, 2009

Compensation of Executive Officers, page 15

Compensation Discussion and Analysis, page 15

7.   In future filings, your compensation discussion and analysis should provide expanded analysis of the elements and levels of incentive compensation paid to the named executive officers. Throughout your compensation discussion and analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation. You provide little analysis of how the application of the predetermined corporate financial goals and the level of achievement of individual performance objectives resulted in the actual payout amounts and forms of compensation set forth in the Summary Compensation Table. For example, your disclosure on page 19 appears to suggest that the maximum individual target bonus opportunity for each named executive officer in 2008 was

$3 million, but you do not discuss and analyze how you determined the actual amount and kind of incentive compensation awarded to each named executive officer.

8.   In future filings, please provide additional detail and analysis of how corporate performance contributed to actual compensation for the named executive officers. For example, you state that in 2008, the $100 million EBITDA performance threshold established by the Committee at the beginning of the year was achieved, and that the Committee then used downward discretion under the Executive Bonus Plan to lower the named executive officers' incentive awards. It is unclear from your disclosure: (i) whether the named executive officers would have qualified for any payment under the Executive Bonus Plan if the Company had not surpassed the $100 million EBITDA threshold, (ii) whether any corporate performance targets other than EBITDA were used, (iii) how exceeding the EBITDA target correlated to the amount and kind of performance-based compensation awarded to each named executive officer, and (iv) how the exercise of downward discretion impacted the amount of compensation awarded to each named executive officer.

9.   In future filings, please provide additional detail and an analysis of how individual financial and non-financial performance contributed to actual compensation for the named executive officers, including specific contributions your compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K. Clearly explain the link between individual performance goals and the amount and kind of compensation awarded under the Executive Bonus Plan to each of your named executive officers.

10. We note that you have not included a qualitative discussion and analysis of individual financial performance targets. Item 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please confirm that you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit these targets and that you have a competitive harm analysis that supports your reliance on that instruction. Regardless of whether you are relying on Instruction 4, in future filings, please provide a detailed qualitative discussion of the individual financial performance targets, how each named executive officer performed against applicable targets, and how this impacted the amount of incentive-based compensation actually awarded.

11. On page 21 you state that in negotiating Mr. Ruprecht's 2006 employment arrangement, your compensation committee considered CEO compensation levels

for companies in five different groups, and that the Company has described in detail the results of this analysis in the Compensation Discussion and Analysis included in the last two years' proxy statements, including identifying the companies comprising each of the five groups. By referring to prior years' proxy statements for further information, you appear to be incorporating by reference, which would require compliance with Exchange Act Rule 12b-23. This rule requires copies of the pertinent pages of the document containing such information to be filed as an exhibit. In the alternative, remove the reference to incorporation by reference and revise this section to include a materially complete description of the results of the compensation analysis and the companies comprising each of the five groups.

12.   We note that in setting named executive officer compensation, your compensation committee has relied to some degree on benchmarking. In future filings, please disclose the identity of the companies used for benchmarking purposes. See Item 402(b)(xiv) of Regulation S-K and Question 118.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 99

Incorporated by Reference to Definitive Proxy Statement Filed March 26, 2009

Certain Relationships and Related Party Transactions, page 43

Related Party Transactions Policy, page 43

13.   We note that you have a policy regarding the review and approval of related person transactions. In future filings, please include a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Form 10-Q For The Quarterly Period Ended March 31, 2009

Note 9. Debt

14.   We note that you adopted FSP APB 14-1 on January 1, 2009. Tell us how you considered including all of the required disclosures in paragraphs 31 – 33 of FSP APB 14-1 related to your convertible notes issued on June 17, 2008.

15.   We note on page 75 of your Form 10-K for the year ended December 31, 2008 that you entered into a registration rights agreement with the representatives of the initial purchasers of the Senior Notes pursuant to which the Company has agreed

to consummate an offer to exchange the Senior Notes for a new issue of debt securities registered under the Securities Act of 1933 within 366 days of the issuance of the Senior Notes. Tell us how you considered FSP EITF 00-19-2 in determining whether to accrue for any additional interest payments to the holders of the Senior Notes.

Liquidity And Capital Resources, page 37

16.   We note in your disclosure regarding liquidity requirements that "Management believes that operating cash flows, cash balances and borrowings available under the BofA Credit Agreement will be adequate to meet its anticipated short-term and long-term commitments, operating needs and capital requirements through the September 2010 expiration of the BofA Credit Agreement, subject to Sotheby's ability to obtain waivers and/or amendments to the BofA Credit Agreement." We also note in your disclosure that "Due to the continued downturn in the global economy and the international art market, management has determined that it is likely that Sotheby's will not meet certain of the financial covenants in the BofA Credit Agreement as of June 30, 2009 based on current projected Net Auction Sales and operating results for the second quarter of 2009. As a result, management has commenced discussions with BofA regarding waivers and/or amendments to the BofA Credit Agreement, which would allow Sotheby's to meet its financial covenants, but could impose additional restrictions on Sotheby's, which could include a reduction in the available borrowing capacity." Given the fact that it appears that the BofA Credit agreement is a significant factor in your liquidity requirements, clarify whether you believe that you can meet your liquidity needs for the next 12 months. In addition, tell us how you considered disclosing your course of action if the Company is unable to secure the waivers and/or amendments to the BofA Credit Agreement and how the Company will be affected if the waivers and/or amendments are not granted and a default is declared. If you have no such plan, please so state. Refer to FRC 501.03(a) and Section IV of Interpretive Release 33-8350.

17.   Tell us how you considered providing a specific risk factor regarding your liquidity position. In this regard, we note that the risk factor disclosed on page 43 appears overly broad and does not provide a reader with specific information regarding the ability of the Company to comply with the covenants of the BofA Credit Agreement in the next quarter and your plans if you are unable to secure the waivers and/or amendments.

Form 8-K filed March 3, 2009

18.   We note your use of a non-GAAP measure in the Form 8-K noted above which excludes certain charges related to the impairment of goodwill and restructuring.

Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures since your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief